August 19, 2014

VIA EDGAR

Stephanie J. Ciboroski, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    TFS Financial Corporation
Form 10-K for the Fiscal Year ended September 30, 2013
Filed November 27, 2013
File No. 001-33390

Dear Ms. Ciboroski:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the August 14, 2014 comment letter (the “Letter”) from the Securities and Exchange Commission (the “SEC”) with respect to the filing referenced above (the “Filing”). The Company is the sole shareholder of Third Federal Savings and Loan Association of Cleveland (the “Association”).

Our response to the comment is set forth below. For the convenience of the SEC staff, we have repeated the comment, followed by our response.

* * * * *

Form10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Comparison of Operating Results for the Fiscal Years ended September 30, 2013 and 2012, page 71

SEC Comment No. 1 -
“We note that your effective income tax rate increased from 15.7% in fiscal 2012 to 32.1% in fiscal 2013. We further note from your statutory rate reconciliation on page 118 that the majority of this decrease appears to be insurance related. Please clarify for us what the reconciling item “insurance related amounts” represents in your statutory rate reconciliation and explain the reasons for the significant variance from 2012 to 2013.

Please also revise your disclosure in future filings to describe and quantify the underlying material items that contributed to the significant change in income tax expense for the year ended September 30, 2013. Refer to Item 303(A)(3) of Regulation S-K.”

Securities and Exchange Commission
August 19, 2014

TFS Financial Corporation Response - The reconciling item described as “insurance related amounts” within the statutory rate reconciliation represents non-taxable increases in the cash surrender value and proceeds from death benefits related to bank-owned life insurance contracts. The significant variance of our effective income tax rate from 2012 to 2013 was mainly caused by the relative proportion between years that non-taxable income related to bank owned life insurance contracts was as a percentage of income before income taxes. While non-taxable income related to bank owned life insurance contracts was $6.5 million for each year, it represented 47.6% of income before income taxes for 2012, but only 7.8% for 2013.

The statutory rate reconciliation in future filings will be revised to change the reconciling term “insurance related amounts” to “non-taxable income from bank owned life insurance contracts”. Future filings will also be revised to describe and quantify the underlying material items that contributed to the significant change in income tax expense. A draft of the disclosure that would have been included for the year ended September 30, 2013, with added language underlined and with strikethroughs for deleted language, follows:

Income Tax Expense. The provision for income taxes was $26.4 million for the fiscal year ended September 30, 2013 compared to $2.1 million for the fiscal year ended September 30, 2012. The provision for fiscal 2013 included $26.2 million of federal income tax provision and $165 thousand of state income tax provision. The provision for fiscal 2012 included $2.0 million of federal income tax provision and $98 thousand of state income tax provision. Our ~~effective~~ federal effective tax rate increased to ~~was~~ 31.9% during fiscal 2013 ~~compared to~~from 15.1% during fiscal year 2012. Our expected federal effective tax rate~~s are~~ is below the federal statutory rate primarily because of our ownership of bank-owned life insurance contracts. The non-taxable income from bank-owned life insurance contracts was $6.5 million during both fiscal years, but had less of an impact on the effective tax rate during fiscal 2013 when income before income taxes was greater. Income before income taxes was $82.4 million and $13.6 million during the fiscal years ended 2013 and 2012, respectively.

* * * * *

The Company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5325.

Sincerely,

/s/ Paul J. Huml
________________________________________________________________________________________________
Paul J. Huml, Chief Accounting Officer